     SilverCrest Announces Upcoming Events:
Cambridge Conference, Annual General Meeting

TSX-V: SVL	For Immediate Release

VANCOUVER, BC - June 1, 2010 – SilverCrest Mines Inc. (the “Company”) invites you to attend its upcoming events:

  Cambridge House Investment Conference – Booth #307
  Dates & Times: Sunday, June 6th and Monday, June 7th – 10:00 am to 5:00 pm
  Location: Vancouver Convention Centre West
  Corporate Presentation: N. Eric Fier, COO, speaking at 12:10pm on Sunday, June 6th in Workshop 2

  To register for the conference, please visit: www.cambridgehouse.ca
  Annual General Meeting
  Date & Time: Thursday, June 10th at 11:00 am (Vancouver Time)
  Location: Pacific Room, Metropolitan Hotel, 645 Howe Street, Vancouver, BC, Canada, V6C 2Y9

  Copies of the Information Circular and Notice of Meeting are available on SEDAR at www.sedar.com

SilverCrest Mines Inc. (TSX-V: SVL) is an emerging gold and silver producer based in Vancouver, BC. SilverCrest’s substantial portfolio of precious metal deposits and additional quality exploration projects includes properties in México and El Salvador. The Company’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in Sonora State, México. Santa Elena Mine will be a high-grade, open-pit gold and silver producer, which will process 2,500 tonnes of ore per day from a heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
“J. Scott Drever”	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.